MUTUAL OF AMERICA

MUTUAL OF AMERICA
LIFE INSURANCE COMPANY
320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1840
212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL
CORPORATE LAW

February 26, 2014

Via EDGAR correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Mutual of America Investment Corporation (the “Registrant”)
Registration Statement on Form N-1A (File no. 033-06486 and 811-05084)
Post-effective amendment pursuant to Rule 485(a) of the Securities Act of 1933

Ladies and Gentlemen:

Contemporaneously herewith the above named Registrant is filing a post-effective amendment under Rule 485(a) of the Securities Act of 1933. This is to advise that the post-effective amendment includes: (1) revision of the principal investment strategy for the All America Fund to allow the Adviser to allocate 20% of the fund’s assets across large and mid-capitalization stocks and (2) revision of the principal investment strategy for the Conservative Allocation Fund, Moderate Allocation Fund and Aggressive Allocation Fund, all structured as funds of funds, to add an allocation to the International Fund.

For your convenience, please contact us so that we can provide you with a prospectus marked to show changes from the last post-effective amendment filed under Rule 485(b) of the Securities Act of 1933. You can reach me at the above telephone number, or by e-mail to amy.latkin@mutualofamerica.com.

Sincerely,

/s/ Amy Latkin

Amy Latkin

Vice President and

Assistant General Counsel